                        Exhibit 99.1

Gogoro Releases Second Quarter 2023 Financial Results

TAIPEI, Taiwan, August 10, 2023 – Gogoro Inc. (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its second quarter ended June 30, 2023.

Second Quarter 2023 Summary

•Revenue of $87.2 million, down 3.8% year-over-year and up 0.2% on a constant currency basis
•Battery swapping service revenue of $33.3 million, up 9.6% year-over-year and up 14.2% on a constant currency basis
•Gross margin of 15.2%, up from 14.0% in the same quarter last year. Non-IFRS gross margin of 16.0%, up 0.5% year-over-year
•Net loss of $5.6 million, down from a net loss of $121.1 million in the same quarter last year primarily due to a one-time $178.8 million listing expense for the SPAC merger transaction last year
•Adjusted EBITDA of $12.9 million, up from $9.3 million in the same quarter last year
“We continue to see strong interest across the region and around the world for sustainable two-wheel transportation and when evaluated by B2B and B2C sectors, Gogoro battery swapping solutions and vehicles are consistently being chosen. We are on track for market availability in India and the Philippines later this year. In India, we announced a strategic agreement, the first of its kind, with India’s State of Maharashtra government to manufacture our Smartscooters, Smart batteries and GoStations in the state as well as to deploy the Gogoro battery swapping system across the state. As part of the agreement, the Maharashtra government is providing financial and other key incentives to ensure the agreement is executed successfully,” said Horace Luke, chairman, founder and CEO of Gogoro. “In the second quarter, we improved gross margin, operating expenses, and adjusted EBITDA. We also continued our growth in battery swapping service revenue and saw a slight increase in our overall revenue on a constant currency basis. Despite these positive results, our scooter sales in Taiwan were slightly below that of the same quarter last year. But we aren’t standing still, we are aggressively investing in our marketing and retail channel expansion in Taiwan and we are continuing to build out our portfolio. We plan to introduce several vehicle models in the coming quarters that will expand our product family, increase sales and grow revenue in both Taiwan and our other markets.”

“We have established a strong foundation for a successful global business and are well-positioned to increase our vehicle sales and recurring battery swapping revenue across our markets. Our focus on cost management has resulted in improved bottom-line performance, and we continued to see healthy increases in our Gogoro battery swapping revenue in the second quarter of 2023. In fact, our performance against our key financial metrics for the first half of 2023 was solid,” said Bruce Aitken, CFO of Gogoro. “We saw a drop in our Taiwan hardware revenue this quarter, but our international expansion continues to demonstrate solid progress which we anticipate will begin turning into revenue in the second half of 2023.

                        Exhibit 99.1
We expect to continue our investment in research and development, network infrastructure and international production capacity into 2024 to lay the foundation for our international expansion.”

Despite achieving targeted financial results in the first half, uncertainty in the market translates to a conservative second-half outlook and we expect our scooter sales in the second half of 2023 to track to historical seasonality. Given the potential for ongoing soft ePTW demand in the Taiwan market, we are revising our full-year guidance to a revenue forecast of $340 million to $370 million.

Second Quarter 2023 Financial Overview

Operating Revenues
For the second quarter, revenue was $87.2 million, down 3.8% year-over-year and up 0.2% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same quarter last year, revenue would have been up by an additional $3.7 million.

▪Sales of hardware and other revenues for the quarter were $53.9 million, down 10.6% year-over-year, and down 6.8% year-over-year on a constant currency basis1. For the entire powered two-wheelers (“PTW”) market, sales in Taiwan in the second quarter were up 13.4% year-over-year, returning to roughly pre-pandemic levels, likely due to deferred purchases. Sales of electric PTW vehicles have not mirrored this growth, sales were down 5.1% compared to the same quarter last year. Much of the growth in the PTW market was driven by a few specific internal combustion engine (“ICE”) models that continue to appeal to price-sensitive consumers at the expense of competing ICE and electric vehicles. Gogoro vehicle sales volume decreased by 8.1% compared to the same quarter last year. Taiwan's consumer confidence index was at a ten-year low at the beginning of 2023 which typically translates into conservative purchase decisions when customers are refreshing their vehicles. This makes our second-half financial outlook difficult to predict. We view the second half conservatively and are expecting our performance in the second half of 2023 to track to historical seasonality.
▪Battery swapping service revenue for the second quarter was $33.3 million, up 9.6% year-over-year, and up 14.2% year-over-year on a constant currency basis1. Total subscribers at the end of the second quarter exceeded 552,000, up 14.0% from 484,000 subscribers at the end of the same quarter last year. The year-over-year increase in battery swapping service revenue was primarily due to our larger subscriber base compared to the same quarter last year and the high retention rate of our subscribers. We continue to see the strength of our subscription-based business model to accrue more customers to maximize our battery swapping network efficiency.

Gross Margin
For the second quarter, gross margin was 15.2%, up from 14.0% in the same quarter last year and non-IFRS gross margin1 was 16.0%, up from 15.5% in the same quarter last year. The gross margin and non-IFRS gross margin1 increases were driven by the improved cost efficiencies of Gogoro's battery swapping service operations and an increase in average revenue per energy subscriber due to a combination of new subscript
1 This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures.

                        Exhibit 99.1
ion programs and longer riding distances post-pandemic. These increases were partially offset by the higher production cost per vehicle as a result of lower volumes and promotional expenditures on scooter sales this year, while some of the adverse impacts were mitigated by our favorable product portfolio.

Net Loss
For the second quarter, net loss was $5.6 million, down $115.5 million from $121.1 million in the same quarter last year. The decrease in net loss was primarily due to a $178.8 million decrease in listing expenses and a $24.4 million decrease in operating expenses, primarily consisting of a $18.5 million decrease in acquisition-related expenses, a $3.2 million decrease in share-based compensation, and our tight control on expenses — savings of $2.3 million in expenses for sales and marketing programs and $1.5 million in general and administrative expenses. These decreases were partially offset by an unfavorable change in the fair value of financial liabilities of $88.5 million.

Adjusted EBITDA
For the second quarter, adjusted EBITDA1 was $12.9 million, up from $9.3 million in the same quarter last year. The increase was primarily due to a $2.3 million decrease in expenses for sales and marketing programs as we implemented more efficient marketing campaigns and a $1.5 million decrease in general and administrative expenses mainly as a result of cost-saving initiatives. The increase was partially offset by a $1.1 million increase in research and development expenses for the development of new products.

Liquidity

We reduced operating cash outflow by $41.0 million compared to the same quarter last year through tightening our business operations and reducing working capital. We borrowed $22.7 million and paid back $14.3 million in bank loans in the second quarter to finance our investing activities. With a $144.0 million cash balance at the end of the second quarter and additional credit facilities, we believe we have sufficient sources of funding to meet our near-term business growth objectives.

Updated 2023 Guidance

Due to the soft demand in the Taiwan market, and to reflect our current market outlook and the timing of realizing our international projects, we are updating our 2023 revenue guidance to:
▪Revenue of $340.0 million to $370 million.
▪We estimate that we will generate approximately 95% of 2023 full-year revenue from the Taiwan market.

Conference Call Information

Gogoro's management team will hold an earnings Webcast on August 10th, 2023, at 8:00 a.m. Eastern Time to discuss the Company's second quarter 2023 results of operations and outlook.

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of

                        Exhibit 99.1
the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized and awarded by Frost & Sullivan as the “2023 Global Company of the Year for battery swapping for electric two-wheel vehicles,” Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit https://www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates,” “going to,” "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "Updated 2023 Guidance," such as estimates regarding revenue and Gogoro's revenue generated from the Taiwan market, and statements by Gogoro's founder. chairman, and chief executive officer and Gogoro's chief financial officer, such as projections of market opportunity and market share, the timing of Gogoro's launch in India and the Philippines, the capability of Gogoro’s technology, and Gogoro’s business plans including its plans to grow and expand in Taiwan and internationally, expectation regarding the expansion of product portfolio and expectation regarding continuous investment in research and development, network infrastructure and its international production capacity.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to the impact of the COVID-19 pandemic, risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to operating in the PRC, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan

                        Exhibit 99.1
market, China market, India market, and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to update the accounting treatment for its joint ventures. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2022, which was filed on March 31, 2023 and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-International Financial Reporting Standards (collectively, “IFRS”) financial measures as issued by the International Accounting Standards Board including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, Non-IFRS Net Loss, EBITDA and Adjusted EBITDA.

Foreign exchange ("FX") effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from the period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation.

Share-based Compensation. Share-based compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees. We believe that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, we believe it is useful to investors to understand the specific impact of share-based compensation on our operating results.
Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net loss excluding share-based compensation, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, listing expenses and one-time non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

                        Exhibit 99.1
EBITDA. Gogoro defines EBITDA as net loss excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA, as EBITDA excluding share-based compensation, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, and one-time non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

Acquisition-related Expenses. Gogoro incurs acquisition-related and other expenses which consist of costs incurred after the issuance of a definitive term sheet for a particular transaction and include legal, banker, accounting, printer costs, valuation and other advisory fees. Management excludes these items for the purposes of calculating non-IFRS adjusted EBITDA. Gogoro generally would not have otherwise incurred such expenses in the periods presented as part of its continuing operations. The acquisition-related expenses are not recurring with respect to past transactions, can be inconsistent in amount and frequency from period to period and are significantly impacted by the timing and magnitude of Gogoro’s acquisitions. While these expenses are not recurring with respect to past transactions, Gogoro generally will incur these expenses in connection with any future acquisitions.

Listing Expense. In connection with the merger with Poema, the excess fair value of shares issued by Gogoro in exchange for the net assets of Poema was recorded as listing expense in operating expense. The listing expense for the merger is not recurring with respect to past transactions, can be inconsistent in amount and frequency from period to period and is significantly impacted by the timing and magnitude of the merger.

These non-IFRS financial measures exclude share-based compensation, interest expense, income tax, depreciation and amortization, change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, listing expense and one-time non-recurring costs associated with the merger. The Company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the Company's consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

                        Exhibit 99.1

Gogoro Media Contact:	Gogoro Investor Contact:
Jason Gordon, Gogoro	Michael Bowen, ICR, LLC.
+1 (206) 778-7245	gogoroIR@icrinc.com
jason.gordon@gogoro.com	ir@gogoro.com

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Balance Sheet
(unaudited)
(in thousands of U.S. dollars)

	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$144,038	$236,100
Trade receivables	22,212	16,143
Inventories	131,964	114,701
Other assets, current	27,566	30,961
Total current assets	325,780	397,905

Property, plant and equipment	429,759	442,969
Equity investment	16,174	—
Right-of-use assets	30,128	21,089
Other assets, non-current	24,191	11,460
Total assets	$826,032	$873,423

LIABILITIES AND EQUITY
Current liabilities:
Borrowings, current	$88,182	$87,982
Financial liabilities at fair value	49,859	46,949
Notes and trade payables	42,764	38,879
Contract liabilities	15,951	12,965
Lease liabilities, current	11,046	10,073
Provisions for product warranty, current	3,819	4,812
Other liabilities, current	34,822	46,506
Total current liabilities	246,443	248,166

Borrowings, non-current	278,761	293,192
Provisions for product warranty, non-current	2,284	3,238
Lease liabilities, non-current	19,447	11,400
Other liabilities, non-current	16,531	18,453
Total liabilities	563,466	574,449

Total equity	262,566	298,974
Total liabilities and equity	$826,032	$873,423

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Comprehensive Income
(unaudited)
(in thousands of U.S. dollars, except net income (loss) per share)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Operating revenues	$87,247	$90,723	$166,566	$185,178
Cost of revenues	73,947	78,047	143,005	159,604
Gross profit	13,300	12,676	23,561	25,574
Operating expenses:
Sales and marketing	11,534	14,698	23,377	27,713
General and administrative	11,298	31,647	22,397	42,030
Research and development	10,731	11,601	20,284	20,945
Listing expense	—	178,804	—	178,804
Total operating expenses	33,563	236,750	66,058	269,492
Loss from operations	(20,263)	(224,074)	(42,497)	(243,918)
Non-operating income and expenses:
Interest expense, net	(2,164)	(2,439)	(4,061)	(5,289)
Other income, net	1,304	1,369	3,400	2,633
Change in fair value of financial liabilities	15,603	104,092	(2,910)	103,805
Loss on investment under equity method	(104)	—	(176)	—
Total non-operating income (expenses)	14,639	103,022	(3,747)	101,149
Net loss	(5,624)	(121,052)	(46,244)	(142,769)
Other comprehensive income (loss):
Exchange differences on translation	(5,605)	(6,574)	(3,433)	(12,700)
Total comprehensive loss	$(11,229)	$(127,626)	$(49,677)	$(155,469)

Basic and diluted net loss per share	$(0.02)	$(0.53)	$(0.20)	$(0.67)
Shares used in computing basic and diluted net loss per share	231,951	230,290	232,506	211,914

	Three Months Ended June 30,		Six Months Ended June 30,
Operating revenues:	2023	2022	2023	2022
Sales of hardware and others	$53,908	$60,303	$100,964	$125,377
Battery swapping service	33,339	30,420	65,602	59,801
Operating revenues	$87,247	$90,723	$166,566	$185,178

	Three Months Ended June 30,		Six Months Ended June 30,
Share-based compensation:	2023	2022	2023	2022
Cost of revenues	$655	$1,389	$1,265	$1,918
Sales and marketing	1,004	1,892	1,846	2,660
General and administrative	3,397	3,678	6,174	5,149
Research and development	2,076	4,060	4,013	5,654
Total	$7,132	$11,019	$13,298	$15,381

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities
Net loss	$(46,244)	$(142,769)
Adjustments for:
Depreciation and amortization	49,479	49,081
Expected credit loss	263	260
Loss on investment under equity method	176	—
Change in fair value of financial liabilities	2,910	(103,805)
Interest expense, net	4,061	5,289
Share-based compensation	13,298	15,381
Loss on disposal and impairment of property and equipment, net	2,119	309
Write-down of inventories	1,926	1,804
Recognition of listing expense	—	178,804
Changes in operating assets and liabilities:
Trade receivables	(6,332)	(2,409)
Inventories	(19,038)	(31,775)
Other current assets	3,168	(52,523)
Notes and trade payables	3,885	29,103
Contract liabilities	2,986	(222)
Other liabilities	(12,323)	(4,485)
Provisions for product warranty	(1,947)	(2,191)
Cash used in operations	(1,613)	(60,148)
Interest expense paid, net	(3,903)	(5,508)
Net cash used in operating activities	(5,516)	(65,656)
Cash flows from investing activities
Payments for property, plant and equipment, net	(50,555)	(57,685)
Payments for purchase of equity investment	(16,351)	—
Increase in refundable deposits	—	(77)
Payments of intangible assets, net	(80)	(287)
(Increase) decrease in time deposits and others	(135)	23,579
Net cash used in investing activities	(67,121)	(34,470)
Cash flows from financing activities
Proceeds from borrowings	35,148	79,412
Repayments of borrowings	(44,380)	(26,059)
Proceed from issuance of shares	22	326,965
Repayments of financial liabilities at fair value	—	(108,149)
Guarantee deposits (refund) received	(27)	321
Repayment of the principal portion of lease liabilities	(6,285)	(6,508)
Net cash (used in) provided by financing activities	(15,522)	265,982
Effect of exchange rate changes on cash and cash equivalents	(3,903)	(4,529)
Net (decrease) increase in cash and cash equivalents	(92,062)	161,327
Cash and cash equivalents at the beginning of the period	236,100	217,429
Cash and cash equivalents at the end of the period	$144,038	$378,756

                        Exhibit 99.1
GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended June 30,
	2023			2022	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$53,908	$2,300	$56,208	$60,303	(10.6)%	(6.8)%
Battery swapping service	33,339	1,399	34,738	30,420	9.6%	14.2%
Total	$87,247	$3,699	$90,946	$90,723	(3.8)%	0.2%

	Six Months Ended June 30,
	2023			2022	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$100,964	$6,332	$107,296	$125,377	(19.5)%	(14.4)%
Battery swapping service	65,602	4,159	69,761	59,801	9.7%	16.7%
Total	$166,566	$10,491	$177,057	$185,178	(10.1)%	(4.4)%

	Three Months Ended June 30,				Six Months Ended June 30,
	2023		2022		2023		2022
Gross profit and gross margin	$13,300	15.2%	$12,676	14.0%	$23,561	14.1%	$25,574	13.8%
Share-based compensation	655		1,389		1,265		1,918
Non-IFRS gross profit and gross margin	$13,955	16.0%	$14,065	15.5%	$24,826	14.9%	$27,492	14.8%

	Three Months Ended June 30,				Six Months Ended June 30,
	2023		2022		2023		2022
Net loss	$(5,624)		$(121,052)		$(46,244)		$(142,769)
Share-based compensation	7,132		11,019		13,298		15,381
Change in fair value of financial liabilities	(15,603)		(104,092)		2,910		(103,805)
Acquisition-related expenses	—		18,540		—		20,855
Listing expense	—		178,804		—		178,804
Non-IFRS net loss	$(14,095)		$(16,781)		$(30,036)		$(31,534)

	Three Months Ended June 30,				Six Months Ended June 30,
	2023		2022		2023		2022
Net loss	$(5,624)		$(121,052)		$(46,244)		$(142,769)
Interest expense, net	2,164		2,439		4,061		5,289
Depreciation and amortization	24,804		23,660		49,479		49,081
EBITDA	21,344		(94,953)		7,296		(88,399)
Share-based compensation	7,132		11,019		13,298		15,381
Change in fair value of financial liabilities	(15,603)		(104,092)		2,910		(103,805)
Acquisition-related expenses	—		18,540		—		20,855
Listing expense	—		178,804		—		178,804
Adjusted EBITDA	$12,873		$9,318		$23,504		$22,836